CentSai Group

Combined Financial Statements (Unaudited)
and Independent Accountant's Review Report
December 31, 2016 and 2015

CentSai Group

TABLE OF CONTENTS



To the Members of
CentSai Group
Brooklyn, New York

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying combined financial statements of CentSai Group (the "Company," which consists of CentSai, LLC and CentSai Inc.), which comprise the combined balance sheets as of December 31, 2016 and 2015, and the related combined statements of operations, changes in equity (deficit), and cash flows for the year ended December 31, 2016 and for the period from April 16, 2015 (inception) to December 31, 2015, and the related notes to the combined financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the combined financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Combined Financial Statements

Management is responsible for the preparation and fair presentation of the combined financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of combined financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the combined financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying combined financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying combined financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Artesian CPA, LLC

Denver, Colorado
June 27, 2017

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

CENTSAI GROUP
COMBINED BALANCE SHEETS (UNAUDITED)
As of December 31, 2016 and 2015

	2016	2015
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 7,077	$ 15,610
Accounts receivable	3,200	-
Total Current Assets	10,277	15,610
Non-Current Assets:		
Property and equipment, net	864	1,335
Total Non-Current Assets	864	1,335
TOTAL ASSETS	$ 11,141	$ 16,945
LIABILITIES AND STOCKHOLDERS' / MEMBERS' EQUITY (DEFICIT)		
Liabilities:		
Current Liabilities:		
Accounts payable	$ 39,746	$ -
Accrued interest payable	17,008	912
Advance from related party	352,000	60,000
Total Current Liabilities	408,754	60,912
Total Liabilities	408,754	60,912
Members' Equity (Deficit):	(196,414)	(43,967)
Stockholders' Equity (Deficit):		
Common stock, $0.00001 par, 10,000,000 shares authorized, 0 shares issued and outstanding, as of December 31, 2016	-	-
Additional paid-in capital	162,500	-
Accumulated Deficit	(363,699)	-
Total Stockholders' Equity (Deficit)	(201,199)	-
TOTAL LIABILITIES AND STOCKHOLDERS' / MEMBERS' EQUITY (DEFICIT)	$ 11,141	$ 16,945

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these combined financial statements.

CENTSAI GROUP
COMBINED STATEMENTS OF OPERATIONS (UNAUDITED)
For the year ended December 31, 2016 and the period from April 16, 2015 (inception) to December 31, 2015

	2016	2015
Net revenues	$ 5,200	$ -
Operating Expenses:		
Content development	225,456	45,566
Development	220,862	44,329
Sales and marketing	133,171	7,940
General and administrative	55,261	5,220
Total Operating Expenses	634,750	103,055
Loss from operations	(629,550)	(103,055)
Other Income/(Expense):		
Interest expense	(16,096)	(912)
Total Other Income/(Expense)	(16,096)	(912)
Provision for income taxes	-	-
Net loss	$ (645,646)	$ (103,967)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these combined financial statements.

-3-

CENTSAI GROUP
COMBINED STATEMENTS OF CHANGES IN EQUITY (DEFICIT) (UNAUDITED)
For the year ended December 31, 2016 and the period from April 16, 2015 (inception) to December 31, 2015

	CentSai LLC	CentSai Inc.					
		Common Stock					
	Members' Equity (Deficit)	Number of Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)	Total
Balance at April 16, 2015 (inception)	$ -	-	$ -	-	$ -	$ -	$ -
Capital contributions	60,000	-	-	-	-	-	60,000
Net loss	(103,967)	-	-	-	-	-	(103,967)
Balance at December 31, 2015	(43,967)	-	-	-	-	-	(43,967)
Capital contributions	129,500	-	-	162,500	-	162,500	292,000
Net loss	(281,947)	-	-	-	(363,699)	(363,699)	(645,646)
Balance at December 31, 2016	$ (196,414)	-	$ -	$ 162,500	$ (363,699)	$ (201,199)	$ (397,613)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these combined financial statements.

CENTSAI GROUP
COMBINED STATEMENTS OF CASH FLOWS (UNAUDITED)
For the year ended December 31, 2016 and the period from April 16, 2015 (inception) to December 31, 2015

	2016	2015
Cash Flows From Operating Activities		
Net loss	$ (645,646)	$ (103,967)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	471	79
Changes in operating assets and liabilities:		
Increase in accounts receivable	(3,200)	-
Increase in accounts payable	39,746	-
Increase in accrued interest payable	16,096	912
Net Cash Used In Operating Activities	(592,533)	(102,976)
Cash Flows From Investing Activities		
Purchase of property and equipment	-	(1,414)
Net Cash Used In Investing Activities	-	(1,414)
Cash Flows From Financing Activities		
Proceeds from advances from related party	292,000	60,000
Capital contributions	292,000	60,000
Net Cash Provided By Financing Activities	584,000	120,000
Net Change In Cash	(8,533)	15,610
Cash at Beginning of Period	15,610	-
Cash at End of Period	$ 7,077	$ 15,610
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these combined financial statements.

CENTSAI GROUP
NOTES TO THE COMBINED FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2016 and 2015 and for the periods then ended

NOTE 1: NATURE OF OPERATIONS

CentSai Group (the "Company") consists of the following entities (each an "Entity", collectively the "Entities" or the "Companies"), combined for financial reporting purposes as the LLC was the predecessor entity to the corporation, and was not dissolved upon conversion and formation of the corporation. The Companies share the same operations, but were separately incorporated. Generally, all activity of the Companies was completed in CentSai Inc. after its formation.

- CentSai LLC, a Nevada limited liability company, organized April 16, 2015
- CentSai Inc, a Delaware corporation, organized April 11, 2016

The Company is a financial wellness company which teaches millennials how to manage money through storytelling and connects financial brands with millennials, utilizing its two platforms, CentSai.com and CentSaiAdulting.com.

Regarding CentSai LLC, the rights and obligations of the members are governed by the operating agreement which stipulates that members' liability is limited with regards to debts, liabilities, contracts, or any other obligations of the entity. Each member's interest in the entity is defined by its operating agreement.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company prepares combined financial statement in accordance with generally accepted accounting principles in the United States of America (GAAP). The combined financial statements include the accounts of each Entity and are presented on a combined basis. All transactions and balances between and among the Entities have been eliminated in combining the accounts for combined financial statement presentation. The accounting and reporting policies of the Company conform to GAAP.

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of combined financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Risks and Uncertainties

As of December 31, 2016, the Company has not commenced planned full-scale principal operations nor generated significant revenue. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned full-scale principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's planned operations or failing to profitably operate the business.

Cash Equivalents and Concentration of Cash Balance

For the purpose of the combined statements of cash flows, cash equivalents include time deposits, certificate of deposits, and all highly liquid debt instruments with original maturities of three months or less.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance and current economic conditions. As of December 31, 2016 and 2015, the Company carried no allowances against its receivables.

Property and Equipment

Property and equipment are recorded at cost when purchased. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets, estimated at 3 years for the Company's equipment. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. Depreciation charges on property and equipment totaled $471 and $79 for the periods ended December 31, 2016 and 2015, respectively. The Company's property and equipment as of December 31, 2016 and 2015 consisted of computer equipment with costs of $1,414 for each year-end, recorded net of accumulated depreciation of $550 and $79 as of December 31, 2016 and 2015, respectively.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the combined balance sheets approximate their fair value.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements. The Company has determined that there are no material uncertain tax positions.

The CentSai LLC is a limited liability company treated as a partnership for federal and state income tax purposes with all income tax liabilities and/or benefits of the Company being passed through to the members. As such, no recognition of federal or state income taxes for the Company have been provided for in the accompanying combined financial statements. After formation of CentSai Inc. on April 11, 2016, nearly all activity was incurred by CentSai Inc. which is taxed as a corporation.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company had net operating loss carryforwards of $359,692 and $0 as of December 31, 2016 and 2015, respectively. The Company pays Federal and New York income taxes at rates of approximately 34% and 7.1%, respectively, and has used an effective blended rate of 38.7% to derive net tax assets of $140,701 and $0 as of December 31, 2016 and 2015, respectively, resulting from its net operating loss carryforwards and other temporary book to tax differences. Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards before they begin to expire in 2036, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero.

The Company files U.S. federal and state income tax returns. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

NOTE 3: GOING CONCERN

The accompanying combined financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred a net losses of $645,646 and $103,967 during the periods ended December 31, 2016 and 2015, respectively, has limited liquid assets with cash of $7,077 as of December 31, 2016, and current liabilities exceeded current assets by $398,477 as of December 31, 2016.

The Company's ability to continue as a going concern for the next twelve months following the date the combined financial statements were available to be issued is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital from outside investors to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The combined financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: EQUITY

CentSai Inc.

The Company has authorized 10,000,000 shares of $0.00001 par value common stock. As of December 31, 2016, 0 shares of common stock are issued and outstanding.

The Company approved the Stock Option Plan (the "Plan") in 2016 and has reserved 100,000 shares of common stock for issuance of incentive stock options under the Plan. There have been no issuances under the Plan as of December 31, 2016.

CentSai LLC

CentSai LLC is a limited liability company, and accordingly, the debts, obligations, and liabilities of the entity, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the entity, and no member of the entity is obligated personally for any such debt, obligation, or liability.

NOTE 5: RELATED PARTY FINANCING

A related party to the Company (founder, officer, and director) has advanced the Company funds as needed since inception. This related party has elected to treat these contribution as 50% capital contributions and 50% loans to the Company. Total financing was $584,000 and $120,000 for the years ended December 31, 2016 and 2015, respectively. Of these amounts, $292,000 of the 2016 financing and $60,000 of the 2015 financing was treated as each advances from related party (liability) and capital contributions (equity). The balance due under the advance from related party portion was $352,000 and $60,000 as of December 31, 2016 and 2015, respectively.

The loan portion were not subject to a formal agreement as of December 31, 2016 or 2015, but were under an informal understanding to provide 4% interest and were considered payable on demand. Subsequent to December 31, 2016, as discussed in Note 8, the loan portion became subject to a formal loan agreement. Under these arrangements, interest expense of $16,096 and $912 was recognized for the years ended December 31, 2016 and 2015, respectively, of which none was paid cash and all remained outstanding and payable.

NOTE 6: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 7: RECENT ACCOUNTING PRONOUNCEMENTS

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 8: SUBSEQUENT EVENTS

Stockholder Promissory Note

In April 2017, the Company formalized the terms on a portion of the related party advances to date, including a portion of the balances presented in these financial statements as of December 31, 2016 and 2015, through the issuance of a promissory note. The promissory note stipulates a principal balance of $400,000 and bears interest at 4% per annum. The loan allows for additional capital draws in the future.   The note provides for repayment over 60 equal monthly payments commencing April 2022, with a payment reduction provision when gross profits fail to meet certain thresholds. There is also an acceleration clause where all then outstanding principal and interest become due upon the Company raising $5,000,000 or more in a round of funding. The loan can be prepaid without penalty.

CENTSAI GROUP
NOTES TO THE COMBINED FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2016 and 2015 and for the periods then ended

Stock Issuances

In 2017, the Company issued a total of 6,121,827 shares of common stock to 6 employees and advisors for purchase prices of $0.00001 per share. 961,827 shares of these issuances were issued under restricted stock purchase agreements and are subject to vesting over periods of 24-36 months.

Dissolution of CentSai LLC

In April 2017, CentSai LLC was dissolved under the laws of Nevada.

Management's Evaluation

The Company has evaluated subsequent events through June 27, 2017, the date the financial statements were available to be issued. Based on the evaluation, no additional material events were identified which require adjustment or disclosure.